12/3/07

*AB 1/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

07008727

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30919 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altura Nelson & Co Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barnes & Associates CPAS

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 03 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

1/11

## OATH OR AFFIRMATION

I, Shelley G. Altura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altura Nelson & Co, Incorporated, as of December 31, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NA

Signature

Chief Executive Officer

Title

Notary Public



LINDA STEPANOVICH
Commission # 1651869
Notary Public — California
Contra Costa County
My Comm. Expires Mar 29, 2010


This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and tl Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALTURA, NELSON & CO., INCORPORATED

## STATEMENT OF FINANCIAL CONDITION

December 31, 2006


Barnes & Associates, CPAs
strategies for profitability

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Altura, Nelson & Co., Incorporated

We have audited the accompanying statement of financial condition of Altura, Nelson & Co., Incorporated as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Altura, Nelson & Co., Incorporated as of December 31, 2006, in conformity with generally accepted accounting principles.



Barnes & Associates
Certified Public Accountants

February 9, 2007

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

## Altura, Nelson & Co., Incorporated
### Statement of Financial Condition
### December 31, 2006

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 528,520 |
| Prepaid expenses and other assets | 22,308 |
| Fixed assets, net | 5,874 |
| Deferred tax benefit | 2,093 |
| Total assets | $ 557,795 |
| | |
| **Liabilities and Stockholders' Equity** | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 23,205 |
| Total liabilities | 23,205 |
| | |
| Commitments (Note 7) | |
| | |
| Stockholders' equity | |
| Common stock, no par value, 100,000 shares authorized; 1,250 shares issued and outstanding | 240,000 |
| Retained earnings | 294,590 |
| Total stockholders' equity | 534,590 |
| Total liabilities and stockholders' equity | $ 557,795 |

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

## 1. Organization

Altura, Nelson & Co., Incorporated (the "Company"), a California corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company renders broker-dealer services related to the sale and underwriting of municipal bonds and provides financial advice to municipalities. As such, the Company is dependent upon this specific market segment. All securities transactions are cleared through another broker-dealer on a fully-disclosed basis.

## 2. Summary of Significant Accounting Policies

### Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

### Fixed Assets
Fixed assets include furniture and equipment and are stated at cost less accumulated depreciation. Depreciation of computers, furniture and equipment is computed using the straight–line method over their estimated useful lives of five years.

### Financial Instruments
The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables and payables) approximate fair value at December 31, 2006.

### Income Taxes
The Company's method of accounting for income taxes is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

### Revenue Recognition
Underwriting income is reflected on a gross basis and arises from municipal securities offerings in which the Company acts as an underwriter. Revenue is recorded at the time the underwriting is settled. Securities transactions are recorded on a trade date basis.

Underwriting revenue is shown net of costs of issuance associated with the financing. These costs represent legal, ratings, bond insurance and offer fees associated with the issuance of the bonds.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

## 3. Profit-Sharing Plan

Effective January 1, 1985, the Company adopted a profit-sharing plan ("the Plan") which covers substantially all of the Company's employees who meet age and service requirements.

Contributions to the Plan are made at the discretion of the Board of Directors and are allocated to eligible employees based on compensation. For the year ended December 31, 2006, the Board of Directors authorized a $15,000 contribution to the Plan.

## 4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $505,316 which was $405,316 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis, and as such, the Company is exempt from the provisions of SEC Rule 15c3-3.

## 5. Risks and Uncertainties

The Company is engaged in brokerage activities with its clearing broker and other counterparties which primarily consist of institutional investors and other broker-dealers. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from customer accounts introduced by the Company. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

## 6. Commitments

The Company leases office space and certain equipment under noncancelable operating leases which expire through 2006. At December 31, 2006 future minimum rental payments related to these noncancelable operating leases are $27,216.

## 7. Guarantees

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The clearing broker is not limited to a maximum amount that can be charged to the Company. The right to charge applies to all trades executed through the clearing broker. At December 31, 2005, the Company has not recorded any liability with regard to this right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

## 8. Related Party Transactions

During the year, the Company paid certain expenses on behalf of the shareholders. As of December 31, 2005, the balance due to the Company from the shareholders is $214.

END